APTORUM GROUP LIMITED
17 HANOVER SQUARE
LONDON W1S 1BN
UNITED KINGDOM

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on February 20, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on February 20, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D96595-Z84387 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

APTORUM GROUP LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To approve by a special resolution that the merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (as defined below) (the "**Merger**") be and is hereby approved; and the plan of merger in substantially the same form as attached as Annex A to this Notice, including the change in par value in Company shares from USD10 to USD0.00001 (the "**Plan of Merger**") be and is hereby approved and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same.	☐	☐	☐
2.	Subject to shareholders' approval of Proposal 1, to approve by a special resolution that an amendment and restatement of the Company's Second Amended and Restated Memorandum and Articles of Association (the "**M&A**") in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to this Notice, to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the "**Amendments of M&A**"); and that the draft Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on January 25, 2023. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Cards shall be returned to Broadridge Financial Solutions, Inc., no later than 11:59 p.m. EST on February 20, 2023.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy statement/Merger agreement is available at www.proxyvote.com.

D96596-Z84387

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
APTORUM GROUP LIMITED
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 21, 2023

The undersigned shareholder of Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the "Company"), hereby acknowledges receipt of the Notice of Special Meeting of shareholders (the "2023 Special Meeting") and the Proxy Statement, each dated February 3, 2023, and hereby appoints the chairman of the 2023 Special Meeting as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2023 Special Meeting of the Company to be held on February 21, 2023, at 10:00 am, London local time, at 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN, or at any adjournment or postponement thereof, and to vote all Class A Ordinary Shares and Class B Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the 2023 Special Meeting, all as set forth in the Notice of the 2023 Special Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1. To approve by a special resolution that the merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (as defined below) (the "**Merger**") be and is hereby approved; and the plan of merger in substantially the same form as attached as Annex A to this Notice, including the change in par value in Company shares from USD10 to USD0.00001 (the "**Plan of Merger**") be and is hereby approved and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same.

2. Subject to shareholders' approval of Proposal 1, to approve by a special resolution that an amendment and restatement of the Company's Second Amended and Restated Memorandum and Articles of Association (the "**M&A**") in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to this Notice, to reflect (i) the Merger; (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the "**Amendments of M&A**"); and that the draft Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.